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[LOGO OF WILLKIE FARR & GALLAGHER LLP]               1875 K Street, N.W.
                                                     Washington, DC 20006-1238

                                                     Tel: 202 303 1000
                                                     Fax: 202 303 2000

October 19, 2010

VIA EDGAR

Ms. Mary A. Cole
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: iShares MSCI Russia Capped Index Fund, Inc.
    (Securities Act File No. 333-167296;
    Investment Company Act File No. 811-22421)

Dear Ms. Cole:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the "SEC") with respect to the initial Registration Statement for iShares MSCI Russia Capped Index Fund, Inc. (the "Corporation"), filed on Form N-1A, on behalf of its series iShares MSCI Russia Capped Index Fund (the "Fund") under the Securities Act of 1933 and the Investment Company Act of 1940. The comments were provided in a letter dated June 28, 2010. For your convenience, your comments are set forth below and each comment is followed by our response.

Comment No. 1: Cover- Please include the ticker symbol on the cover page and delete it from the first page of the summary.

Response: The Fund's exchange ticker symbol and the principal U.S. market or markets on which the Fund's shares are traded will be included on the cover page. The Corporation also plans to retain this disclosure in the heading of the Fund's summary section, because it believes that this disclosure is appropriate and is consistent with the requirements of Form N-1A.

Comment No. 2: Fees and Expenses- Please delete the second sentence under this heading.

Response: The Corporation respectfully declines to make the requested deletion. The sentence in question is necessary to describe fees of the Fund that are not borne by the shareholders. In previous filings on Form N-1A by another registrant (iShares Trust) in the same fund complex as the Registrant,

        NEW YORK WASHINGTON PARIS LONDON MILAN ROME FRANKFURT BRUSSELS in alliance with Dickson Minto W.S., London and Edinburgh

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Securities and Exchange Commission
October 19, 2010
Page 2

the substance of the disclosure had been included as a note to the fee table. Pursuant to a Staff comment (November 2009) the note was removed and the disclosure included as a sentence in the text preceding the fee table, as here. The current form of text disclosure has been used throughout the fund complex since that time.

Comment No. 3: Principal Investment Strategies- Delete the cross-reference in the sixth paragraph of this section.

Response: The requested change has been made.

Comment No. 4: Summary of Principal Risks- Delete the cross-reference in the first paragraph of this section.

Response: The requested change has been made.

Comment No. 5: Tax Information- Delete the second paragraph in this section.

Response: The requested change has been made.

The Corporation has authorized us to represent that, with respect to filings made by the Corporation with the SEC and reviewed by the Staff, it acknowledges that:

     (a) the Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

     (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

     (c) the Corporation may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at
(202) 303-1138.

Sincerely,

/s/ Benjamin J. Haskin
-----------------------------
Benjamin J. Haskin

cc: Michael Gung
    Anthony A. Vertuno, Esq.